MEMORANDUM

TO:	Shareholders of Discovery Communications

FROM:
Clean Yield Asset Management, proponent of 2016 Shareholder Proposal seeking a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under Discovery Communications’ compensation incentive plans (Proposal No. 4)

DATE:	March 31, 2016

Clean Yield Asset Management seeks your support for Proposal No. 4 of the 2016 Discovery Communications. The Resolved Clause reads:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under Discovery Communications’ compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

The full text of the proposal is included as an appendix to this memo. Our case in support of the proposal follows.

CEO Pay at Discovery Communications is Generous to the Point of Extravagance…

CEO David Zaslav of Discovery Communication was the most highly paid CEO in America in 2014, taking home $156 million. During the same year, Discovery’s total shareholder return dropped by 24%. Mr. Zaslav received a 368% raise from 2013 to 2014, which include a stupendous “sign-on grant” of $94 million attached to a six-year contract extension.1 (Mr. Zaslav has been CEO of Discovery since 2007).

In 2015 and 2016, Discovery was one of eleven companies to make the widely cited “The 100 Most Overpaid CEOs” lists, published by As You Sow Foundation using data compiled by Institutional Shareholder Services.2 The company was also ranked first in a 2015 list of companies the widest gap in pay between chief executives and workers earning the median salary, prepared by the recruiting firm Glassdoor. The ratio was 1,951 to 1.3

1“Discovery Communications' CEO: Pay Up 368%, Total Shareholder Return Negative 23.8%,” SeekingAlpha.Com, November 15, 2015 at http://bit.ly/1U9LGmH.
2 The 100 Most Overpaid CEOs: Are Fund Managers Asleep at the Wheel? (As You Sow Foundation, 2015). The study analyzed actual pay compared to what the executives should have earned based on 1-, 3-, 5- and 10-year cumulative returns, including reinvested dividends, and calculated a CEO’s excess pay based on the five-year performance. The report observed Zaslav’s 2014 compensation, “If existing pay packages bore a simple linear relationship to performance, we would only predict pay of roughly $14 million, leading to HIP Investor’s calculation of $142 million in excess pay.  At the same time, Discovery Communications received 26 separate red flags under As You Sow’s analysis. In several areas we looked at Discover Communications as an extreme outlier, one of the 10 worst of the S&P 500. The categories where Discovery was among the ten worst – discussed more fully in our methodology section – include executive compensation as a percentage of revenue, outsize pay comparisons to peers, and largest pay equity gap between the CEO and other officers.” (p. __).  See http://bit.ly/1nSbVzt.
3 “CEO to Worker Pay Ratios: Average CEO Earns 204 Times Median Worker Pay,” August 25, 2015,  https://www.glassdoor.com/research/ceo-pay-ratio/.

In 2014, the next highest paid officer of the company earned over 22 times less than Mr. Zaslav.

While Mr. Zaslav’s package dropped considerably in 2015, at $32.4 million, it remains in the upper reaches of CEO compensation.

…Yet Sustainability Oversight is Conspicuously Absent from the CEO’s Duties, Despite Compelling Reasons to Incentivize It

Discovery Communications’ executive compensation package contains no explicit provisions obliging its chief executive to oversee the company’s sustainability initiatives.

This is a significant lost opportunity. Incenting the CEO to meet sustainability performance objectives would ensure a greater likelihood that the company’s sustainability efforts are treated a strategic business opportunities and integrated into its measured operational objectives. It would also elevate the importance of mitigating known sustainability risks.

Such a linkage would better enable the Board of Directors to evaluate CEO performance, leading to the rewarding of outstanding behavior (or penalizing of poor performance).

A number of studies demonstrate a firm link between superior corporate sustainability performance and financial outperformance relative to peers.4 These firms were more likely to tie top executive incentives to sustainability metrics.5

Leading companies are increasingly taking up this practice. A 2013 study conducted by the Investor Responsibility Research Institute and the Sustainable Investments Institute found that 43.4% of the S&P 500 had linked executive pay to environmental, social and/or ethical issues. These companies traverse industry sectors and include Pepsi, Alcoa, Walmart, Unilever, National Grid, Intel and many others. (See Appendix 2 for citations for these and other relevant studies.)

4 In Appendix 2, see especially Eccles (2012), CDP/Sustainable Insight Capital Management (2013), and Orlitzky (2003).
5 See Appendix 2 - Eccles (2011 and 2012), CH2MHill (2013), Deckop (2006).

Investor groups focusing on sustainable governance such as Ceres, the UN Global Compact, and the UN Principles for Responsible Investment (which represents investors with a collective $59 trillion AUM) have endorsed the establishment of linkages between executive compensation and sustainability performance.

Discovery Communications’ Lacks Basic Sustainability Governance Mechanisms

Discovery Communications lacks basic sustainability governance mechanisms, and this is reflected in a number of areas where the company’s programs and policies are underdeveloped or nonexistent.

The leading corporate sustainability research firm Sustainalytics assigned the company a score of 49 out of a possible 100 points in its most recent review. In the area of governance, Sustainalytics called out Discovery’s lack of board oversight of environmental and social issues, its failure to publish a sustainability report, lack of board diversity, and the company’s lack of a formal policy on political involvement and lobbying.

Other areas of underperformance included:

•	No disclosed program for talent recruitment & retention
•	No disclosed policies regarding the environment, an environmental management system, renewable energy, green procurement, supplier environmental programs, greenhouse gas emissions reductions
•	No policies on collective bargaining or working conditions, for workforce or workers throughout the supply chain
•	No public statement on advertising ethics
•	No public editorial guidelines

“Overall,” the report says, “we have a negative view of the company’s ability to manage ESG [environmental, social and governance] risks and opportunities.”

For these reasons, the proponents believe that Discovery Communication shareholders would benefit by incenting senior executives to deliver measurable sustainability outcomes. Environmental and social impacts and opportunities are of too great a strategic importance to the company and its stakeholders to be handled in ad hoc fashion. Significant organizational changes must be driven from the top. Please cast your vote in favor of Shareholder Proposal No. 4.

Appendix 1

LINK EXECUTIVE COMPENSATION TO SUSTAINABILITY PERFORMANCE

RESOLVED:

Shareholders request the Board Compensation Committee prepare a report assessing the feasibility of integrating sustainability metrics into the performance measures of senior executives under Discovery Communications’ compensation incentive plans. Sustainability is defined as how environmental and social considerations, and related financial impacts, are integrated into corporate strategy over the long term.

WHEREAS:

A large and diverse group of companies has integrated sustainability metrics into executive pay incentive plans, among them Walt Disney, Unilever, Pepsi, Walmart, Group Danone and Mead Johnson.

Numerous studies suggest companies that integrate environmental, social and governance factors into their business strategy reduce reputational, legal and regulatory risks and improve long-term performance.

According to the largest study of CEOs on sustainability to date (CEO Study on Sustainability 2013, UN Global Compact and Accenture):

o	76 percent believe embedding sustainability into core business will drive revenue growth and new opportunities.
o	93 percent regard sustainability as key to success.
o	86 percent believe sustainability should be integrated into compensation discussions, and 67 percent report they already do.

A 2012 Harvard Business School study concluded that firms that adopted social and environmental policies significantly outperformed counterparts over the long-term, in terms of stock market and accounting performance.

In 2013, the Carbon Disclosure Project and Sustainable Insight Capital Management found companies with industry leading climate change positions exhibited better performance than peers, measured by return on equity, cash flow stability and dividend growth.

The Glass Lewis report Greening the Green 2014: Linking Executive Pay to Sustainability, finds a “mounting body of research showing that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

A 2012 report by the United Nations Principles for Responsible Investment and the UN Global Compact found “the inclusion of appropriate Environmental, Social and Governance (ESG) issues within executive management goals and incentive schemes can be an important factor in the creation and protection of long-term shareholder value.”

A 2011 study of 490 global companies found that including sustainability targets in remuneration packages was sufficient to encourage sustainable development.

In 2013, CH2MHill found that firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals.

Discovery’s CEO, David M. Zaslav, received over $156 million in compensation in 2014, higher than any other American CEO that year.

SUPPORTING STATEMENT:

Effectively managing for sustainability offers positive opportunities for companies, and we believe should be a key area in which executives should be evaluated.

Linking sustainability metrics to executive compensation could reduce risks related to sustainability underperformance, incent employees to meet sustainability goals and achieve resultant benefits, and increase accountability. Examples of such metrics might include: greenhouse gas emissions measurements and reduction goals, green procurement programs, energy consumption (including renewable energy sources), and progress toward workforce diversity goals.

Appendix 2	Related Studies

Exploring the Link Between Active Management of Social and Environmental Issues and Superior Financial Performance

“The Impact of a Corporate Culture of Sustainability on Corporate Behavior and Performance,” by Robert G. Eccles, Ionnis Ioannou and George Serafeim.  Harvard Business School. May 9, 2012.

Firms that adopted social and environmental policies significantly outperformed counterparts over the long-term, in terms of stock market and accounting performance. These firms were more likely to tie top executive incentives to sustainability metrics.

“Linking Climate Engagement to Financial Performance: An Investor’s Perspective,” Sustainable Insight Capital Management, Carbon Disclosure Project, September 2013.

Companies with industry leading climate change positions exhibited better performance than peers, measured by return on equity, cash flow stability and dividend growth.

“Corporate Social and Financial Performance: A Meta-Analysis,” Orlitzky, et. al., Organization Studies, March 2003 (24:3).

A 2003 meta-study of 52 studies, on a range of industries and activities, found:
o	The relationship between CSR and financial performance was universally positive, varying between highly positive and moderately positive.
o	Social responsibility and financial performance affect each other in a “virtuous cycle”: successful firms spend more because they can, but such spending helps them become more successful.
o	Because markets do not penalize companies for being socially responsible, it is compatible with maximizing shareholder value and thus can be pursued by managers.

“Greening the Green 2014: Linking Executive Pay to Sustainability,” Glass Lewis, 2014.

“[A] mounting body of research shows that firms that operate in a more responsible manner may perform better financially…. Moreover, these companies were also more likely to tie top executive incentives to sustainability metrics.”

“Sustainability Goals That Make an Impact,” CH2MHill, 2013

Firms that set tangible sustainability goals are more likely to tie executive compensation to the achievement of sustainability goals

On the Effectiveness of Linking Compensation to Sustainability Performance

“Sustainability Targets in Executive Remuneration: An Analysis of the Contribution of Sustainability Targets in Executive Remuneration to Sustainable Development,” S.B.M. Rosendaal.  Erasmus School of Economics. August 11, 2011.

Study of 490 global companies found that including sustainability targets in executive remuneration packages was sufficient to encourage sustainable development. (Executives were not additionally incented by a higher percentage, or whether the rewards were tied to short- or long-term compensation.)

“Both short-term and long-term sustainability targets are found to be effective in encouraging sustainability development.” (p. 53)

“Inclusion of the sustainability target is sufficient for a contribution to sustainable development.” (p. 56)

“The Effects of CEO Pay Structure on Corporate Social Performance,” John R. Deckop, Kimberly K. Merriman, and Shruti Gupta, Journal of Management, 32, no. 3, June 2006, pp. 329–342.

Increase found in the corporate social performance of companies using a long-term focus in CEO pay (as indicated by the % value of restricted stock + stock options in total pay)

“The Impact of a Corporate Culture of Sustainability on Corporate Behavior and Performance,” Robert G. Eccles, Ioannis Ioannou, and George Serafeim, , Harvard Business School, 2011.

Cos. considered to be sustainability leaders more likely to align senior executive incentives with non-financial metrics (including E&S)

“Environmental Performance and Executive Compensation: An Integrated Agency-Institutional Perspective,” Pascual Berrone and Luis R. Gomez-Mejia, Academy of Management Journal, Vol. 52, No. 1, 2009, p. 120.

A sustainability pay-for-performance system makes management explicitly accountable for a co.’s environmental behavior, even encouraging CEOs to monitor behaviors at lower organizational levels. Creating a link can also provide incentives to dedicate real resources toward environmental initiatives, building legitimacy in the eyes of shareholders and the public.

Prevalence of Policy Among Corporations

Integrated Financial and Sustainability Reporting in the United States (Investor Responsibility Research Center and the Sustainable Investment Institute, 2013)

43.4 percent of the S&P 500 had linked executive pay to environmental, social and/or ethical issues, such as fraud.

Ceres Road Map for Sustainability (2014)

Identified 24% of the 600 companies it surveyed implemented the linkage, a rise from 15% in 2012.

Remuneration Theme Report: 3rd in a Series (Eurosif and EIRIS, 2010)

29% of the 300 largest listed cos. in Europe have link pay to sustainability targets.

A New Era of Sustainability (Accenture, United Nations Global Compact. 2010).

50% of 800 CEOs are incented for meeting sustainability goals.